Exhibit 99.3

FORM OF VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT dated May 11, 2025.

BETWEEN:

[●], a director or senior officer of MAG Silver Corp. (“MAG”)

(the “Shareholder”)

-and-

PAN AMERICAN SILVER CORP., a corporation existing pursuant to the laws of British Columbia

(“Pan American”)

WHEREAS the Shareholder is the registered holder, direct or indirect beneficial owner of, or exercises control or direction over the common shares (“MAG Shares”) in the authorized share capital of MAG and the Convertible Securities (as defined herein) set forth in Schedule “A” hereto;

AND WHEREAS the Shareholder understands that Pan American and MAG are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein) and propose to consummate an arrangement (the “Arrangement”), pursuant to which Pan American would, directly or indirectly, acquire all of the issued and outstanding MAG Shares;

AND WHEREAS this Agreement sets out the terms and conditions upon which the Shareholder agrees (i) to vote his or her Shareholder Securities (as defined herein) or cause the same to be voted in favour of the MAG Resolution (as defined in the Arrangement Agreement), and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that Pan American would not enter into the Arrangement Agreement and assume the obligations thereunder but for the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of his or her covenants hereunder;

NOW THEREFORE this Agreement witnesses that, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1           Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined in Section 1.2 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.2           Definitions

In this Agreement:

“Agreement” means this voting and support agreement;

“Arrangement” has the meaning given to such term in the recitals;

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof between Pan American and MAG, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Convertible Securities” means any securities, owned, legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, which are exercisable or exchangeable for, or are convertible into, or vest into, or otherwise provide for the right or obligation to acquire, directly or indirectly, whether or not on conditions, MAG Shares by a single transaction or a series of linked transactions, including the MAG Options, MAG DSUs, MAG PSUs and MAG RSUs, as well as any such securities acquired by the Shareholder after the date of this Agreement and prior to the MAG Meeting;

“immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin;

“MAG” has the meaning given to such term in the recitals;

“MAG Shares” has the meaning given to such term in the recitals;

“Parties” means the Shareholder and Pan American and “Party” means either of them;

“Pan American” has the meaning given to such term in the recitals;

“Shareholder” has the meaning given to such term in the recitals;

“Shareholder Securities” means, collectively, Shareholder Shares and Convertible Securities; and

“Shareholder Shares” means, at any time, all MAG Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, including: (i) the MAG Shares set forth in Schedule “A” hereto, (ii) all MAG Shares issuable upon the exercise of Convertible Securities, and (iii) all MAG Shares acquired by the Shareholder after the date of this Agreement and prior to the MAG Meeting.

1.3           Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4           Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5           Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6           Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7           References to Persons

A reference to a person includes any successor to that person.

1.8           Schedules

The following Schedule attached hereto constitutes an integral part of this Agreement:

Schedule “A”      -        Shareholder Securities

Article 2
COVENANTS OF the Shareholder

2.1           General

The Shareholder hereby covenants and agrees in favour of Pan American that, from the date hereof until the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, the Shareholder will, and will cause his or her affiliates (other than MAG), as the case may be, to:

(a)	not, without the prior written consent of Pan American, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in or option over, hypothecate or otherwise dispose of or convey any Shareholder Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing other than:
(i)	pursuant to the Plan of Arrangement;
(ii)	to a corporation, registered retirement savings plan (RRSP) or other entity directly or indirectly owned or controlled by the Shareholder or under common control with the Shareholder, provided that such corporation or entity agrees in writing to be bound by the terms hereof and forthwith delivers an executed counterpart of this Agreement to Pan American, in form and substance satisfactory to Pan American, acting reasonably;
(iii)	to any trust for the direct or indirect benefit of the Shareholder or immediate family of the Shareholder, provided that the trustees of the trust agree in writing to be bound by the terms hereof and forthwith delivers an executed counterpart of this Agreement to Pan American, in form and substance satisfactory to Pan American, acting reasonably; or

(iv)	to any affiliate, provided that the affiliate agrees in writing to be bound by the terms and conditions of this Agreement and forthwith delivers an executed counterpart of this Agreement to Pan American, in form and substance satisfactory to Pan American, acting reasonably;

provided, however, that nothing contained herein shall prohibit the Shareholder from exercising any of his or her Convertible Securities for MAG Shares, as applicable (it being understood that such MAG Shares will be subject to this Agreement and will be voted in accordance with this Agreement);

(b)	not, other than pursuant to this Agreement, grant or agree to grant any proxy or other right to vote any Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, requisition or call meetings of any MAG Securityholders or give consent or approval of any kind as to the Shareholder Securities or revoke any proxy granted pursuant to this Agreement;
(c)	not exercise any securityholder rights or remedies available at Law to: (i) requisition or join in the requisition of a meeting of any MAG Securityholders, or (ii) take any other action of any kind, including without limitation voting or causing to be voted any Shareholder Securities in respect of any proposed action by MAG or any MAG Securityholders or any other person in a manner, which would reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation voting in favour of or causing to be voted in favour of any adjournment or postponement of the MAG Meeting, unless such adjournment or postponement is requested by Pan American or required or specifically contemplated by the Arrangement Agreement;
(d)	irrevocably waive to the fullest extent permitted by law any and all rights of appraisal or rights of dissent that the Shareholder may have with respect to the Arrangement, the MAG Resolution or any other resolution relating to the approval of the Arrangement, and not exercise any such right of appraisal or rights of dissent with respect to the Arrangement or the MAG Resolution;
(e)	in the event that any transaction, other than the Arrangement, is presented for approval of, or acceptance by, any of the MAG Securityholders at any meeting of the MAG Securityholders (including any adjournments and postponements thereof) however called to consider such transaction, not, directly or indirectly, accept, assist or otherwise facilitate the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Securities;
(f)	subject to subsection 2.1(a), take all such steps as are necessary or advisable to ensure that immediately prior to the Arrangement becoming effective in accordance with the Plan of Arrangement on the Effective Date, all of the Shareholder Securities will be held by such Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Shareholder Securities or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shareholder Securities; and

(g)	promptly notify Pan American upon any of Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect prior to the termination of this Agreement.

The Shareholder hereby acknowledges and agrees that any securities of MAG purchased by the Shareholder through the exercise of any MAG Options, acquired pursuant to the vesting of MAG DSUs, MAG PSUs or MAG RSUs or that are otherwise granted by MAG or acquired in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Securities.

2.2           No Limitation on Fiduciary Duty

Pan American agrees and acknowledges that each Shareholder is bound hereunder solely in such Shareholder’s capacity as a securityholder of MAG and that nothing in this Agreement shall restrict, limit or prohibit the Shareholder from taking any action (other than with respect to the Shareholder Securities, including the voting and disposition thereof), in his or her capacity as director or officer of MAG that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of MAG under applicable Law or that is permitted by the Arrangement Agreement and any such action by the Shareholder shall not constitute a violation of this Agreement.

2.3           Voting of the Shareholder Securities in Favour of the MAG Resolution

(a)	From the date hereof until the earlier of (x) the Effective Date, and (y) the termination of this Agreement in accordance with Article 5, at any meeting of the MAG Securityholders (including any adjournments and postponements thereof) however called (or any action by written consent in lieu of a meeting) to consider any of the items of business referred to below, or any adjournment thereof, the Shareholder shall vote all Shareholder Securities (or cause them to be voted): (i) in favour of the approval of the Arrangement; (ii) against any merger, amalgamation or arrangement agreement or arrangement (other than the Arrangement), consolidation, combination, share exchange, sale of all or substantially all of the assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by MAG or any other Acquisition Proposal; (iii) against any amendment of MAG’s constating documents (other than as required or specifically contemplated by the Arrangement Agreement); and (iv) against any other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Arrangement or the transactions contemplated therein. Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

(b)	On or before the fifth (5th) Business Day prior to any meeting of the MAG Securityholders referred to in subsection 2.3(a): (i) the Shareholder, to the extent he or she is a registered holder in respect of the Shareholder Securities, or to the extent that he or she exercises control or direction over other Shareholder Securities held by a registered holder (other than an intermediary), shall duly complete and deliver, or cause to be duly completed and delivered, to MAG’s transfer agent, with a copy to Pan American concurrently, forms of proxy in respect of all of the Shareholder Securities entitled to be voted at any such meeting of the MAG Securityholders in the form accompanying the management information circular for such meeting, and any other documents required to be validly delivered in support of the MAG Resolution, and shall not withdraw such forms of proxy or other documents or revoke, modify or vary the terms therein, including without limitation to change the proxy holder; and (ii) the Shareholder, to the extent he or she is a non-registered holder in respect of the Shareholder Securities, or to the extent that he or she exercises control or direction over other Shareholder Securities held by a non-registered holder, shall duly complete and deliver, or cause to be duly completed and delivered, to the intermediary through which beneficial interest in such Shareholder Securities are held, with a copy to Pan American concurrently, a duly executed voting instruction form in the form accompanying the management information circular for such meeting instructing that such Shareholder Securities entitled to be voted at any such meeting of the MAG Securityholders be validly voted as set forth in subsection 2.3(a). Such proxies or voting instruction forms shall name those individuals as may be designated by MAG as the duly appointed proxy and such proxies or voting instruction forms shall not be withdrawn or revoked or otherwise modified or varied, including without limitation to change the proxy holder. If for any reason such proxies or voting instruction forms are invalid or not effective or are not delivered as provided herein, the Shareholder hereby unconditionally and irrevocably appoints, or shall cause to be appointed, Pan American as attorney in fact (which appointment is coupled with an interest) for and on his or her behalf to act in respect of any such meeting of the MAG Securityholders and for the purpose of delivering any voting instructions to intermediaries through which beneficial interest in such Shareholder Securities are held. For the avoidance of doubt, Pan American may not exercise the attorney on any matter except the matters provided in subsection 2.3(a) and may only exercise the attorney during the term of this Agreement.

Article 3
COVENANTS OF PAN AMERICAN

3.1	Pan American agrees to comply with its obligations under the Arrangement Agreement. Pan American hereby agrees and confirms to the Shareholder that it will take all steps required of it under the Arrangement Agreement to consummate the Arrangement and cause the Consideration to be made available to pay for the MAG Shares, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

ARTICLE 4
REPRESENTATIONS AND WARRANTiES

4.1           Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to Pan American as follows, and acknowledges that Pan American is relying upon such representations and warranties in entering into this Agreement:

(a)	Power and Authority. The Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of his or her obligations hereunder.
(b)	Execution, Delivery and Enforcement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder enforceable by Pan American against the Shareholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.
(c)	Ownership of Shares and Other Securities. The Shareholder is the sole beneficial owner of, or exercises control or direction over, the Shareholder Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.
(d)	Non-Contravention. The execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by it with his or her obligations hereunder will not result in any breach of:
(i)	any agreement or instrument to which the Shareholder is a party or by which it or any of his or her Shareholder Securities are bound;
(ii)	any judgment, decree, order or award of any court, governmental body or arbitrator; or
(iii)	any applicable Law,

except as would not reasonably be expected to materially impair or delay the ability of the Shareholder to consummate the transactions contemplated in this Agreement.

(e)	No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Shareholder Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Plan of Arrangement.

(f)	Voting. Other than pursuant to this Agreement, none of the Shareholder Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.
(g)	Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with: (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement; or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation, or as may be ordered by the Court.
(h)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or any of his or her affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform his or her obligations hereunder or the title of the Shareholder to any of his or her Shareholder Securities and there is no judgment, decree or order against the Shareholder that would reasonably be expected to have an adverse affect on the ability of the Shareholder to perform its obligations hereunder.
(i)	No Other Securities. The only securities of MAG beneficially owned or controlled, directly or indirectly, by the Shareholder are his or her Shareholder Securities and the Shareholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of MAG.

4.2           Representations and Warranties of Pan American

Pan American hereby represents and warrants to the Shareholder as follows, and acknowledges that the Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation. Pan American is a corporation duly incorporated and is validly existing under the laws of its incorporating jurisdiction.
(b)	Power and Authority. Pan American has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.
(c)	Execution, Delivery and Enforcement. This Agreement has been duly executed and delivered by Pan American and constitutes a legal, valid and binding agreement enforceable by the Shareholder against Pan American in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(d)	Non-Contravention. The execution and delivery by Pan American of this Agreement and performance by Pan American of its obligations hereunder and the contemplation of the Agreement, will not violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of:
(i)	Pan American’s notice of articles or articles;
(ii)	any agreement or instrument to which Pan American is a party; or
(iii)	subject to obtaining the Canadian Competition Approval and the Key Regulatory Approvals, any applicable Law,

except as would not reasonably be expected to materially impair or delay the ability of Pan American to consummate the transactions contemplated in this Agreement.

(e)	Consents. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by Pan American in connection with the execution and delivery of this Agreement by Pan American, except as provided in the Arrangement Agreement.
(f)	Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against Pan American or any of its affiliates that would adversely affect in any manner the ability of Pan American to enter into this Agreement and to perform its obligations hereunder.

Article 5
TERMINATION

5.1           Termination by Pan American

Pan American, when not in material default in the performance of its obligations under this Agreement may, in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a)	any of the representations and warranties of the Shareholder under this Agreement shall not be true and correct in all material respects; or
(b)	the Shareholder shall not have complied in all material respects with any of his or her covenants to Pan American contained in this Agreement,

provided, however, that such termination shall be without prejudice to any rights which Pan American may have as a result of any default by the Shareholder prior to such termination.

5.2           Termination by the Shareholder

The Shareholder, when not in material default in the performance of his or her obligations under this Agreement, may, in his or her sole discretion, terminate this Agreement by written notice to Pan American if:

(a)	any of the representations and warranties of Pan American under this Agreement shall not be true and correct in all material respects;
(b)	Pan American has not complied in all material respects with any of its covenants to the Shareholder contained in this Agreement; or
(c)	Pan American and MAG, without the prior written consent of the Shareholder, amend the terms of the Arrangement Agreement in a manner that reduces the amount of Consideration payable in respect of the Shareholder Securities, provided, however, that such termination shall be without prejudice to any rights which the Shareholder may have as a result of any default by Pan American prior to such termination.

5.3           Automatic Termination

Unless extended by mutual agreement of the Shareholder, on the one hand, and Pan American, on the other hand, this Agreement shall automatically terminate on the earlier of: (i) the Effective Date; and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

5.4           Agreement to Terminate

This Agreement may be terminated by a written instrument executed by Pan American and the Shareholder.

5.5           Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no Party shall have liability to the other Party, except in respect of a breach of the representations, warranties, covenants, terms or conditions of this Agreement which occurred prior to such termination in which case any Party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it and the Shareholder shall be entitled to withdraw any form of proxy or voting instruction form which the Shareholder may have given in respect of the MAG Resolution.

Article 6
GENERAL

6.1           Further Assurances

Each of the Parties will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2           Disclosure

The Parties acknowledge that this Agreement will be publicly disclosed and hereby consent to the disclosure of the substance of this Agreement and to the filing of this Agreement as may be required pursuant to applicable laws or regulations, including without limitation in the press release announcing the Arrangement, on the Pan American and MAG websites (including corporate presentations thereon) and in the MAG Circular.

6.3           Assignment

Pan American may assign all or any part of its rights or obligations under this Agreement to its affiliates, provided further that if such assignment takes place, it shall continue to be fully liable as primary obligor and not merely as surety and, on a joint and several basis with any such entity to the Shareholder for any default in performance by the assignee of any its obligations hereunder. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party, except in accordance with subsection 2.1(a).

6.4           Time

Time shall be of the essence of this Agreement.

6.5           Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

6.6           Entire Agreement

This Agreement, including Schedule “A” hereto, constitutes the entire agreement and understanding between and among the Parties with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.7           Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the Parties.

6.8           Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	Pan American, addressed as follows:

Pan American Silver Corp.
Vancouver Centre II
2100-733 Seymour Street
Vancouver, British Columbia V6B 0S6

Attention:	Christopher Lemon, Chief Legal and Human Resources Officer, General Counsel
E-mail:	[Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V7X 1T2

Attention:	Fred R. Pletcher
E-mail:	[Redacted – Personal Information]

(b)	the Shareholder, at the address and e-mail shown in Schedule “A” hereto;

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

1133 Melville Street, #3500

Vancouver, British Columbia V6E 4E5

Attention:	Bob Wooder
E-mail:	[Redacted – Personal Information]

or to such other address, facsimile and e-mail as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery sending or facsimile transmission thereof if sent, delivered or transmitted during normal business hours on a Business Day at the place of receipt and, otherwise, on the next following Business Day.

6.9           Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by the Shareholder of any of his or her obligations contained in this Agreement may cause Pan American to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any breach or any threat of breach by the Shareholder, Pan American shall be entitled to appropriate equitable relief, including without limitation, specific performance, interlocutory, preliminary and permanent injunctive relief and no undertaking to pay damages nor any bond or security shall be required in connection therewith. Such equitable relief shall be in addition to any other remedies to which Pan American might be entitled in equity or at law for any direct or indirect action or anticipated breach of this Agreement. In any action to enforce this Agreement, the Shareholder agrees that he or she will not oppose the granting of such relief on the basis that Pan American has an adequate remedy at law or in damages, and Pan American shall be entitled to recover their reasonable legal fees, court costs and related expenses from the Shareholder. If Pan American seeks injunctive relief or specific performance, the Shareholder agrees that Pan American would suffer irreparable harm should such relief not be granted.

6.10        Expenses

Each of the Parties shall pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.11        Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.12        Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

6.13        Counterparts, Execution

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature page follows]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PAN AMERICAN SILVER CORP.
Per:
Name:	Michael Steinmann
Title:	President & Chief Executive Officer

(Print Name of Shareholder)
(Signature of Shareholder of Authorized Signatory)

Signature page to the Voting and Support Agreement (Directors and Officers)

SCHEDULE “A”

SHAREHOLDER SECURITIES

Security	Number
MAG Shares
MAG Options
MAG DSUs
MAG RSUs
MAG PSUs

(Mailing Address of Shareholder)
(E-Mail Address of Shareholder)

A-1